Exhibit 99.1

VIQ Solutions Announces Delisting from Nasdaq and Director Resignation

PHOENIX, AZ, September 27, 2023 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced that pursuant to its press release of September 30, 2022 announcing receipt of the initial notice of deficiency from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), the Company received a final delisting notice from Nasdaq on September 26, 2023 due to the continued failure to satisfy the $1.00 minimum bid price listing requirement in Nasdaq Listing Rule 5550(a)(2). The Company notified Nasdaq that it would not appeal Nasdaq’s delisting decision. Nasdaq has notified the Company that trading of its common shares will be suspended as of the opening of business on October 5th, 2023. The Company’s common shares will continue to be listed on the Toronto Stock Exchange.

After careful consideration, the board of directors of VIQ determined that it was in the overall best interests of the Company not to appeal and delist its common shares from Nasdaq. The decision was made based on several factors, including the board’s assessment of the probability of the Company regaining and maintaining compliance with the continued listing requirements through a reverse stock split, an analysis of the benefits of continued listing of a dual listing weighed against the onerous regulatory burden and significant costs and extensive amount of management’s time, attention and resources expended on regulatory compliance associated with maintaining continued listing requirements.

The Company estimates that its annual costs to maintain a dual listing are approximately $1.3M and are expected to increase significantly in the coming years due to SOX and ESG compliance and other requirements. The decision to delist from Nasdaq is consistent with the Company’s previously announced cost-saving measures. The Company anticipates that the delisting and cessation of trading on Nasdaq may have a material adverse effect on the liquidity and trading price of its common shares.

Nasdaq has informed the Company that it will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company’s common shares from listing and registration on The Nasdaq Stock Market.

VIQ also announces today that Harvey Gordon has resigned from the board of directors of the Company effective September 26, 2023. The Company wishes him success and is appreciative of his contributions during his appointment as a director at VIQ.

Media Contact:

VIQ Solutions

Phone: (800) 263-9947

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements or information in this press release include, but are not limited to Company’s current focus, the contemplated impact of Nasdaq delisting and cessation of trading,

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, included but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s latest annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.